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                         UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, DC 20549
                                                         OMB APPROVAL
                          SCHEDULE 13D            OMB Number 3235-0145
                                                  Expires: October 31, 2002
                                                  Estimated average burden
                                                  hours per response...14.9


                  UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO.    )*
                                             ----


                             COMPUTONE CORPORATION
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                                (Name of Issuer)

                                 Common Stock
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                        (Title of Class of Securities)

                                   20562 208
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                                (CUSIP Number)

        John R. Thornburgh, Esq., 3340 Peachtree Road, N.E. Suite 1200,
                       Atlanta, GA 30326 (404) 261-0500
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                 March 9, 2001
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           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s240.13d-7 for other parties to whom copies are to be sent.


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 20562D 208                   13D      PAGE   2      OF   6     PAGES
         ---------------------                       --------    --------

  (1)     Names of Reporting Persons
          I.R.S. Identification Nos. of above persons (entities only)

                                    Darrin S. Sherrill
          ---------------------------------------------------------------------

  (2)     Check the Appropriate Box if a Member of a Group          (a)   [   ]
          (See Instructions)                                        (b)   [   ]

                                Not Applicable
          ---------------------------------------------------------------------

  (3)     SEC Use Only

          ---------------------------------------------------------------------

  (4)     Source of Funds (See Instructions)
                                      00
          ---------------------------------------------------------------------

  (5)     Check if Disclosure of Legal Proceedings                        [   ]
          Is Required Pursuant to Items 2(d) or 2(e)

          ---------------------------------------------------------------------

  (6)     Citizenship or Place of Organization

                                    U.S.A.
          ---------------------------------------------------------------------

                       (7)     Sole Voting Power
  Number of                                  799,150
   Shares              --------------------------------------------------------
 Beneficially          (8)     Shared Voting Power
  Owned by                                   Not Applicable
    Each               --------------------------------------------------------
  Reporting            (9)     Sole Dispositive Power
 Person With                                 799,150
                       --------------------------------------------------------
                       (10)    Shared Dispositive Power
                                             Not Applicable
                       --------------------------------------------------------

 (11)     Aggregate Amount Beneficially Owned by Each Reporting Person
                                             799,150
          ---------------------------------------------------------------------

 (12)     Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [   ]

          ---------------------------------------------------------------------

 (13)     Percent of Class Represented by Amount in Row (11)
                                              6.2%
          ---------------------------------------------------------------------

 (14)     Type of Reporting Person (See Instructions)
                                    Individual
          ---------------------------------------------------------------------


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                                                               Page 3 of 6 Pages


         ITEM 1
         SECURITY AND ISSUER

         Common Stock -    Computone Corporation
                           1060 Windward Ridge Parkway
                           Suite 100
                           Alpharetta, Georgia 30005-3992

         ITEM 2
         IDENTITY AND BACKGROUND

                           Darrin S. Sherrill
                           4350 International Boulevard
                           Suite E
                           Norcross, Georgia 30093

         General Manager - Multi User Solutions, Ltd., a wholly owned subsidiary of Computone Corporation.

                           4350 International Boulevard
                           Suite E
                           Norcross, Georgia 30093

         During the last five years, Darrin Sherrill has not been convicted in a criminal proceeding nor was he a party to any civil proceeding which resulted in or made him subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State Securities laws or finding any violations with respect to such laws.

         Mr. Sherrill is a citizen of the United States of America.

         ITEM 3
         SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Mr. Sherrill acquired 350,000 shares of Common Stock of the Issuer as part of a Release and Settlement Agreement among the Issuer, its subsidiary, Multi-User Solutions, Ltd., Mr. Sherrill and John H. Gardner, Jr., dated March 9, 2001. The Settlement Agreement resolved certain disputes among the parties relating to the merger of Multi-User Solutions, Ltd., a Georgia corporation with and into New Computone Corporation, a subsidiary of the Issuer, which merger

                                                               Page 4 of 6 Pages


was effective June 28, 2000. As part of the merger transaction, Mr. Sherrill received 520,000 shares of Common Stock of the Issuer of which 65,000 shares were held in escrow pursuant to an Escrow and Indemnification Agreement dated June 28, 2000 and 5,850 shares were immediately delivered to Martin Wolf Associates, Incorporated ("MWA") as part of the fee payable to MWA for services rendered to Mr. Sherrill and Multi-User Solutions, Ltd., a Georgia corporation. As part of the Release and Settlement Agreement, the Issuer was allowed to retain the shares held in escrow and therefore, following the execution of the Release and Settlement Agreement, Mr. Sherrill owned 799,150 shares of Common Stock of the Issuer.

         ITEM 4
         PURPOSE OF TRANSACTION

         Mr. Sherrill initially acquired Common Stock of the Company as part of the merger described above, which transaction was fully disclosed in Form 8-K filed by the Company on July 13, 2000. The additional 350,000 shares of Common Stock that were obtained as part of the Release and Settlement Agreement were accepted by Mr. Sherrill because the Issuer was unwilling to satisfy Mr. Sherrill's claims in cash. At the time he acquired the Common Stock of the Issuer in June, 2000, he believed that the stock represented an attractive long-term investment opportunity. Presently, Mr. Sherrill plans to dispose of shares of the Common Stock from time to time.

         As of the date of this Statement, and except as described in this Item, Mr. Sherrill presently has no plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

                                                               Page 5 of 6 Pages


         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         (j)      Any action similar to any of those enumerated above.

         ITEM 5
         INTEREST IN SECURITIES OF THE ISSUER

(a) As of the date of this Statement, Mr. Sherrill owns 799,150 shares of Common Stock of the Issuer;

(b) Mr. Sherrill has sole voting power as to all shares of Common Stock owned by Mr. Sherrill as indicated in Paragraph (a) above;

(c) During the past sixty days, Mr. Sherrill has effected no transactions in the Common Stock of the Issuer;

(d)      Not applicable;

(e)      Not applicable.

         ITEM 6
         CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         On June 28, 2000, pursuant to the Employment Agreement between Mr. Sherrill and the Issuer, Mr. Sherrill was granted options to purchase 50,000 shares of the Issuer's common stock at an exercise price equal to the closing bid price of 1 share of said stock as reported by the OTC Bulletin Board on June 28, 2000. Said stock options do not vest and become exercisable until June 28, 2003.

         ITEM 7
         MATERIAL TO BE FILED AS EXHIBITS

         Not Applicable

                                   SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


16 Nov 2001
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Date


Darrin S. Sherrill
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Signature


Darrin S. Sherrill
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Name/title